82-5008

# บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
# SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพฯ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสี [redacted] Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd. Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Pr Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9001
ISO 14001
TIS 18001

04046544

SUPPL

Our Ref: 01/030 - 010/2547 November 12, 2004

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2004 and explanation of difference in result of operation for the quarter ended September 30, 2004 and 2003

Attn : The President
The Stock Exchange of Thailand



We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended September 30, 2004 and 2003 which is higher than 20 percent as follows:

1) The company realized 9,609.3 million Baht revenue from sale of hot rolled coils (431,734 metric tonne at an averaged selling price of 22,257 Baht/MT), higher than 7,239.3 million Baht revenue during the same period in 2003 (481,963 MT at an averaged price of 15,020 Baht/MT). The company also recorded 68.4 million Baht sales of steel scrap compared with 77.8 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,353.1 million Baht, compared with 1,030.9 million Baht gross profit from sales and service during the same period in 2003.

   The company and subsidiaries recorded 27.2 million Baht in other revenue (which included 3.4 million Baht gain from foreign exchange), while during the same period in 2003 the company recorded 159.8 million Baht in other revenue (which included 143.0 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 116.3 million Baht, compared with 135.2 million Baht during the same period of last year.

3) The company and subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 17.2 million Baht, compared with a reversal of provision for doubtful of a subsidiary in the amount 11.0 million Baht during the same period of last year.

4) The company and subsidiaries registered 1,281.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 1,066.5 million Baht during the same period in 2003.

5) Interest expenses on short-term and long-term loan totaled 100.8 million Baht (consisting of 97.3 and 3.5 million Baht interest of the company and subsidiaries, respectively), lower than 171.0 million Baht interest expense during the same period in 2003 (consisting of 166.3 and 4.7 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 9.8 million Baht, compared with 4.5 million Baht during the same period in 2003.

7) The company and subsidiaries recorded gain before minority interest of 1,170.6 million Baht, compared with 891.1 million Baht gain before minority interest during the same period in 2003.

8) After minority interest, the company and subsidiries realized a net profit of 1,143.2 million Baht, compared with a net profit of 861.5 million Baht during the same period last year.

From the above factors, the company's business operation in the quarter ended September 30, 2004 resulted in a net profit compared with a net gain during the same period in 2003 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost is higher and interest expenses is lower.

For your consideration.

Yours faithfully,

Mr. Win Viriyaprapaikit
Authorized Director

Mr. Kamol Juntima
Authorized Director

82-


# บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
# SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพฯ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2366890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com


ISO 9001
ISO 14001
TIS 18001

Our Ref: 01/030 - 010/2547 November 12, 2004

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2004 and explanation of difference in result of operation for the quarter ended September 30, 2004 and 2003

RECD S.E.C.
NOV 15 2004
1086

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended September 30, 2004 and 2003 which is higher than 20 percent as follows:

1) The company realized 9,609.3 million Baht revenue from sale of hot rolled coils (431,734 metric tonne at an averaged selling price of 22,257 Baht/MT), higher than 7,239.3 million Baht revenue during the same period in 2003 (481,963 MT at an averaged price of 15,020 Baht/MT). The company also recorded 68.4 million Baht sales of steel scrap compared with 77.8 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,353.1 million Baht, compared with 1,030.9 million Baht gross profit from sales and service during the same period in 2003.

   The company and subsidiaries recorded 27.2 million Baht in other revenue (which included 3.4 million Baht gain from foreign exchange), while during the same period in 2003 the company recorded 159.8 million Baht in other revenue (which included 143.0 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 116.3 million Baht, compared with 135.2 million Baht during the same period of last year.

3) The company and subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 17.2 million Baht, compared with a reversal of provision for doubtful of a subsidiary in the amount 11.0 million Baht during the same period of last year.

4) The company and subsidiaries registered 1,281.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 1,066.5 million Baht during the same period in 2003.

5) Interest expenses on short-term and long-term loan totaled 100.8 million Baht (consisting of 97.3 and 3.5 million Baht interest of the company and subsidiaries, respectively), lower than 171.0 million Baht interest expense during the same period in 2003 (consisting of 166.3 and 4.7 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 9.8 million Baht, compared with 4.5 million Baht during the same period in 2003.

7) The company and subsidiaries recorded gain before minority interest of 1,170.6 million Baht, compared with 891.1 million Baht gain before minority interest during the same period in 2003.

8) After minority interest, the company and subsidiries realized a net profit of 1,143.2 million Baht, compared with a net profit of 861.5 million Baht during the same period last year.

From the above factors, the company's business operation in the quarter ended September 30, 2004 resulted in a net profit compared with a net gain during the same period in 2003 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost is higher and interest expenses is lower.

For your consideration.

Yours faithfully,

Mr. Win Viriyaprapaikit
Authorized Director

Mr. Kamol Juntima
Authorized Director